April 30, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Attention:	Mr. Scot Foley, Staff Attorney Ms. Suzanne Hayes, Branch Chief Mr. Jeffrey Riedler, Assistant Director
Re:	Oncothyreon Inc. Form 10-K for the Fiscal Year Ended December 31, 2008, filed March 30, 2009 File No. 001-33882
Ladies and Gentlemen:
          Oncothyreon Inc. (the “Company”) submits this letter in response to your letter of April 29, 2010 (the “Staff Letter”), which sets forth a comment of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the above-referenced filing. This letter sets forth the Company’s response to the Staff’s comments. For your convenience, we have numbered and restated in bold and italics the comment to correspond to the numbering in the Staff’s comment letter.
          In response to Comment 1 contained in the Staff Letter, the Company has presented revised disclosure, which will be included in substantially similar form in the Company’s upcoming filing of its Form 10-K for the fiscal year ended December 31, 2009.
Annual Report on Form 10-K
License Agreements, page 9
1.	We note your response to our prior comment 1. Your discussion of the percentage of sub-license payments owed relating to your acquisition of ProlX refers to “a maximum of sub-teen double digits until research costs have been recouped to a maximum of sub-fifty percent double digits thereafter.” With respect to the payments made after research costs have been recovered, please provide a more specific range such as “twenties,” “thirties,” “forties,” etc. If these royalties are tiered, please explain in detail how they are structured, e.g. if payments are made in one tier until all research costs have been recouped and then are increased based solely on revenues received on the sublicense.

The Company acknowledges the Staff’s comment and proposes the following revised disclosure, with new language underlined and deletions of existing text struck through. The revisions reflect incremental changes to the Company’s proposed disclosure contained in the Company’s letter to the Staff dated April 9, 2010:

“University of Arizona. In connection with our acquisition of ProlX, we assumed ProlX’s existing license agreements with the University of Arizona and Georgetown University. Pursuant to these

Securities and Exchange Commission
Division of Corporation Finance
April 30, 2010

agreements, certain intellectual property related to PX-478, PX-866 and certain other product candidates no longer under development by us were exclusively licensed to ProlX. We will owe certain progress-dependent milestone payments of up to $1.2 million if all products reached commercialization and royalties on net sales of products covered by the patents licensed from the universities in the low single digits. In addition, we will owe a percentage of certain sublicense payments received, if any, under the PX-478, PX-866 and PX-316 agreements ranging from a maximum of sub-teen double digits until research costs have been recouped to a maximum of ~~sub-fifty~~ twenty percent in the case of PX-478 and PX-316 and forty percent in the case of PX-866 ~~double digits thereafter~~.”
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Securities and Exchange Commission
Division of Corporation Finance
April 30, 2010

          The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 801-2100 or Michael Nordtvedt of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company, at (206) 883-2500 with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely, ONCOTHYREON INC.
/s/ Robert L. Kirkman, M.D.
Robert L. Kirkman, M.D.
President and Chief Executive Officer

cc:	Shashi Karan Oncothyreon Inc.

Patrick Schultheis Michael Nordtvedt Wilson Sonsini Goodrich & Rosati, Professional Corporation

Donald Heisler Dave Wilson Deloitte & Touche LLP